Anthony M. Collura, P.C.
629 Fifth Avenue
Suite 300
Pelham. NY 10803

September 24, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Moggle, Inc.
Registration Statement on Form S-1 Amendment No. 1

File No.: 333-161457

Ladies and Gentlemen:

On behalf of Moggle Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying   Amendment No. 1 to the Registration Statement on Form S-1 of the Company originally filed on August 20, 2009  and bearing File No. 333-161457 (the “Original Registration Statement”) , together with exhibits, marked to indicate changes from the Original  Registration Statement.  Amendment No.1 is referred to herein as the Registration Statement Amendment. Courtesy packages have been sent out via overnight delivery to Evan S. Jacobson and Katherine Wray.

The Registration Statement Amendment reflects the Company’s responses to comments received from the Staff of the Commission (the “Staff”) in a letter from Katherine Wray  dated September 16, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. Amendment.

The Company has asked us to convey the following as its responses to the Comment Letter:

For S-1

Item 15.Recent Sales of Unregistered Securities, page 62

1.    For each unregistered offering, please revise to clarify the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response to Comment 1

Item 15 of Part II to the Registration Statement Amendment has been revised to clarify the exemptions from registration under the Securities Act of 1933, as amended, relied upon by the Company in connection with the issuance of its securities.

2.    You indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Rule 506 of Regulation D, and we note that certain of the unregistered sales you disclose occurred after March 16, 2009. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at:

http://www.sec.gov/divisions/corpfin/formfiling.htm and
http://www.sec.gov/info/smallbus/secg/formguide.htm

Response to Comment 2.

The Company relied upon Rule 506 of Regulation D in connection with its offering of securities during the period from February 27, 2008 through June 11, 2008 as set forth in the paragraph marked 2. of Item 15 of Part II to the Registration Statement Amendment. The Company filed an original Form D ( on March 14, 2008) and an amended Form D (on June 10, 2008) with the Commission in connection with this offering. The original and amended Form Ds were filed under the Company's original corporate name Chimera International Group, Inc. As disclosed in the Prospectus Summary section of the Original Registration Statement, the Company changed its name from Chimera International Group, Inc. to Moggle, Inc. on April 4, 2008.

Form 10-O for the Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 25

3.    We note the statement that management has concluded that your disclosure controls and procedures were “effective with respect to the financial information presented in this Report.” These effectiveness conclusions are stated in terms in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Please amend your Form 10-Q for the quarter ended June 30, 2009 to clearly state the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(c) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. This comment also applied to your Form 10-K for the fiscal year ended December 31, 2008, and your Form 10-Q for the quarter ended March 31, 2009. Accordingly, in your response letter, please state the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) the Exchange Act) as of December 31, 2008 and March 31, 2009, based on the evaluation of these controls and procedures required by paragraph (b) of rule 13a-15 or Rule 15d-15 under the Exchange Act. Provide conforming disclosure in future filings.

Response to Comment 3

The disclosures set forth in Item 4 Controls and Procedures have been revised to clearly state that the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by the Company's report on  Form 10Q for the period ended June 30, 2009 based on the evaluation of such controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company confirms that the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company's disclosure controls and procedures were effective as of the end of the respective periods covered by the Company's reports on  Form 10-K for the fiscal year ended December 31, 2008, and Form 10-Q for the quarter ended March 31, 2009 based on the evaluation of such controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.  The Company has agreed to provide conforming disclosures in future filings.

4.   We note your statement that controls and procedures, “no matter how well designed and operated, can provide only reasonable assurance of achieving the Desired control objectives.” If you retain such disclosure in your amended Form 10-Q for the quarter ended June 30, 2009, and in other future filings, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state whether the conclusions of your principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures from future filings. See Section 11.F.4of SEC Release No. 33-8238. In your response letter, please tell us whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were, in fact, effective at the “reasonable assurance” level as of December 31, 2008 and March 31, 2009.

Response to Comment 4

The Company has revised the disclosure  contained in Item 4. of Form 10-Q for the quarter ended June 30, 2009 to remove the statement that controls and procedures "no matter how well designed and  operated, can provide only reasonable assurance of achieving the Desired control objectives." This shall confirm that the  Company's principal executive and principal financial officers have concluded that the Company's disclosure controls and procedures were effective at the “reasonable assurance” level as of December 31, 2008 and March 31, 2009.

5.     We note your statement that: “in light of the Company’s plans to increase its activities and expand its operations in order to attempt to implement its business plans the Company carried out an evaluation of the effectiveness of the design and operation our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) under the supervision and with the principal executive officer. Based upon that evaluation, Mr. Villa concluded that our disclosure controls and Procedures will not be effective as our operations increase based on materials weaknesses indentified by management consisting of the limited number of persons who are involved in the control process.” Please confirm in your response letter your understanding that Item 307 of Regulation S-K requires the conclusion of your principal executive and financial officers as of the end of the period covered by the report, and not on a prospective basis. In addition, amend Your Form 10-Q for the quarter ended June 30, 2009 as necessary to ensure that management’s conclusion regarding effectiveness is presented as of the time specified in Item 307. Please note that although this comment also applies to your quarterly report on Form 10-K for the fiscal year ended December 31, 2008, we are not asking you to amend these filings at this time in response to this comment.

Response to Comment 5

The Company has revised the disclosure  contained in Item 4. of Form 10-Q for the quarter ended June 30, 2009 to remove the following statements: “in light of the Company’s plans to increase its activities and expand its operations in order to attempt to implement its business plans the Company carried out an evaluation of the effectiveness of the design and operation our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) under the supervision and with the principal executive officer.  Based upon that evaluation, Mr. Villa concluded that our disclosure controls and Procedures will not be effective as our operations increase based on materials weaknesses indentified by management consisting of the limited number of persons who are involved in the control process.” The Company has removed this disclosure to eliminate any potential confusion regarding the state of the Company’s controls and procedures as of the date of the subject report. The Company confirms its understanding that Item 307 of Regulation S-K requires the conclusion of its principal executive and financial officers as of the end of the period covered by the report, and not on a prospective basis.  The Company has amended the disclosure in Item 4 of its Form 10-Q for the quarter ended June 30, 2009 to disclose  that management’s conclusion regarding effectiveness is presented as of the time specified in Item 307.

6.    We again refer to the disclosure quoted in comment 5, specifically your reference To the “material weakness identified by management consisting of a limited number of persons who are involved in the control process.” This disclosure suggests that your management identified a material weakness that existed as of End of the period your Form 10-Q. If this is correct, and your principal executive and financial officers nonetheless concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report, please explain how management reached this conclusion despite the identified material weakness. This comment also applies to your quarterly report on Form10-Q for the quarter ended March 31, 2009, and your annual report on Form 10-K for the fiscal year ended December 31, 2008.

Response to Comment 6

The disclosure referenced in comment No. 6 was intended to convey the message that if, and only if the Company's operations expanded and revenues and operational expenses were incurred, the Company would have a material weakness in that additional personnel would be needed to be employed by the Company to ensure that the Company's  disclosure controls and procedures would be effective. Management concluded that in light of the limited activities of the Company and the fact that no revenues have been generated,  the Company's current written disclosure controls and procedures were effective as of the end of the periods covered by the Form10-Q for the quarter ended June 30, 2009, the Form10-Q for the quarter ended March 31, 2009, and the  annual report on Form 10-K for the fiscal year ended December 31, 2008.  Depending on the Company’s level of activity in future quarters changes in controls and procedures may be implemented. Any such changes will be disclosed in future reports.

7.    We note your statement that there have been no changes in the Company’s internal controls or in other factors that have materially affected likely to materially affect the internal controls “subsequent to the date the Company completed its evaluation.” Item 308T(b) of Regulation S-K calls for disclosure of any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred “during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise the disclosure in your amended Form 10-Q so that it is consistent with Item 308T(b) of Regulation S-K. In your response letter, please state, if true, that for the fiscal quarters ended December 31, 2008 and March 31, 2009, you have disclosed any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph(d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response to Comment 7

The Company has revised the disclosure contained in Item 4. to comply with Item 308T(b) of Regulation S-K. The Company's management  confirms that during the fourth  fiscal quarter of the year  ended December 31, 2008 and  the quarter ended March 31, 2009, no  change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph(d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act occurred that had a material affect or was reasonably likely to have a material affect on the Company's internal control over financial reporting.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

8.    We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because the certifications include the title of the certifying officer in the introductory sentence. Please note that the certifications may not be changed in any respect from the Language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. In Your response letter, please include a representation that you will include the appropriate language in certifications included in future filing.

Response to Comment 8

The Company represents that future annual and quarterly  filings will contain Section 302 Certifications with  the exact wording set forth in Item 601(b)(31) of Regulation S-K.

The Company desires to submit an acceleration request to the Commission as soon as practicable. Accordingly I would appreciate if you could contact me to discuss your timetable for reviewing the Amended Registration Statement and whether an acceleration request can be made in the near future, Thank You.

Very truly yours,
s/Anthony M. Collura
Anthony M. Collura

cc:	Alfredo Villa,
Ernest Cimadamore
Moggle, Inc.